

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 1, 2013

<u>Via E-mail</u>
Andrew Marsh
President and Chief Executive Officer
Plug Power Inc.
968 Albany-Shaker Road
Latham, NY 12110

   Re: Plug Power Inc.
     Amendment No. 1 to Registration Statement on Form S-1
     Filed January 31, 2013
     File No. 333-186041

Dear Mr. Marsh:

   We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>Form S-1</u>

1. Please ensure that any prospectus that you circulate includes all information except that which can be excluded by Rules 430 and 403A. For example, the blanks on pages 16 and 60 of your filing should be completed based on a *bona fide* estimate of the public offering price. See Section II.A.7 of Release 33-6714 (May 27, 1987).

<u>Fee Table</u>

2. Please show us your calculations supporting your conclusion that the maximum aggregate offering price is $17,250,000. Include in your response the over-allotment option and option exercise price.

<u>Prospectus Cover Page</u>

3.   Please tell us the authority on which you rely to include an over-allotment offering which differs from the rest of the offering. The over-allotment appears to allow the underwriter to choose stock "and/or" warrants, while the rest of the offering appears to include .75 of a warrant with each share.

<u>In making your investment decision, you should not rely . . ., page 15</u>

4.   Refer to the added risk factor:

• You may not disclaim responsibility for your statements. Please revise the risk factor, including the caption, accordingly.

• Please provide us your analysis of how your communications related to the article you cite were consistent with Section 5 of the Securities Act, including any applicable safe harbors and free writing prospectus rules. Include in your response:

  o the date that the article was published; and

  o citations to the specific authority on which you rely.

  We also note the statement that "… I believe this is the time to be buying Plug" attributed to your CEO by the author of the article in a January 16, 2013 posting. Please ensure that your Section 5 analysis includes your communications related to this post.

• It is unclear whether you intend to state in your risk factor that the CEO's statements are inaccurate. The risk factor states both that (1) investors should not rely on the interview and (2) the statements should not be considered in isolation. Please clarify. If the CEO's factual statements were inaccurate, please provide corrective disclosure. Also, if there is no reasonable basis for the projections, your risk factor should alert investors to the fact that the CEO's statements included projections for which you do not have a reasonable basis, but your prospectus should not include or restate any such projections. See Item 10 of Regulation S-K.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Brian Soares at (202) 551-3580 or me at (202) 551-3617 with any other questions.

Sincerely,

/s/ Russell Mancuso

Russell Mancuso
Branch Chief

cc (via e-mail): Jocelyn M. Arel, Esq.